ASX/MEDIA RELEASE
26 October 2005

pSivida to ring closing on NASDAQ Stock Market

Company celebrates nine months on The NASDAQ

Global bio-nanotech company pSivida Limited (ASX:PSD, NASDAQ:PSDV, Xetra:PSI) is pleased to announce that CEO, Mr Gavin Rezos will preside over the NASDAQ closing bell ceremony today at the Times Square NASDAQ Market site in New York city. The event will take place on Wednesday, 26 October 2005 at 4:00pm EDT US (Thursday, October 27 at 4:00am WST Australia).

pSivida listed on a Level 2 American Depositary Receipt (ADR) programme on the NASDAQ National Market in January 2005 in which Citigroup was selected as the Depositary Bank to administer the ADR programme. The number of ADR’s on issue has more than quadrupled over this period reflecting the greater visibility the Company has achieved in the United States, the world’s largest healthcare and investment markets.
In one of the first large transactions in the medical nanotech industry, pSivida recently announced that it had entered into a US$104 million definitive merger agreement to acquire Control Delivery Systems (CDS). CDS is a privately owned US based drug delivery company with the potential to create a global bio-nanotech company specializing in drug delivery, with revenues from existing products and generating long-term value through its diversified late-stage product portfolio.

“We are honored to be ringing the closing bell today at NASDAQ,” said Mr Rezos. “Our NASDAQ listing, completion of recent successful capital raisings and the planned acquisition of CDS mark the beginning of a strong growth in business development for our company in the US.”

To view pSivida’s closing ceremony live, please visit the NASDAQ web cam link at http://www.nasdaq.com/reference/marketsite_about.stm. Viewers are advised to visit the NASDAQ web cam site twenty minutes prior to screening and download the webcam in order to have time to troubleshoot technical difficulties.

-ENDS-

Released by:

pSivida Limited Brian Leedman Investor Relations pSivida Limited Tel: + 61 8 9226 5099 brianl@psivida.com	US Public Relations Beverly Jedynak President Martin E. Janis & Company, Inc Tel: +1 (312) 943 1100 ext. 12 bjedynak@janispr.com	UK & Europe Public Relations Mark Swallow / Helena Podd Citigate Dewe Rogerson Tel: +44 (0)20 7638 9571 mark.swallow@citigatedr.co.uk

NOTES TO EDITORS:

pSivida Limited
pSivida is a global bio-nanotech company committed to the biomedical sector and the development of products in healthcare. The company’s focus is the development and commercialisation of a modified form of silicon (porosified or nano-structured silicon) known as BioSilicon™.

pSivida owns the intellectual property pertaining to BioSilicon™ for use in or on humans and animals. The IP portfolio consists of 29 patent families, 34 granted patents and over 80 patent applications. The core patent, which recognises BioSilicon™ as a biomaterial was granted in the UK in 2000 and in the US in 2001.

pSivida is listed on NASDAQ (PSDV), the Australian Stock Exchange (PSD) and in Germany on the Frankfurt Stock Exchange on the XETRA system (German Symbol: PSI. Securities Code (WKN) 358705). pSivida’s shares also trade in the United Kingdom on the OFEX International Market Service (IMS) under the ticker symbol PSD. pSivida is a founding member of the NASDAQ Health Care Index and the Merrill Lynch Nanotechnology Index.

The Company’s strategic partner and largest shareholder is the QinetiQ group, the largest science and technology company in Europe. QinetiQ is the former UK government Defence Evaluation Research Agency and was instrumental in discovering BioSilicon™. pSivida enjoys a strong relationship with QinetiQ having access to its cutting edge research and development facilities. For more information on QinetiQ visit www.qinetiq.com.

For more information visit www.psivida.com

This announcement does not constitute an offer of any securities for sale or the solicitation of an offer to buy any securities. Any securities offered may not be or have not been registered under the US Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements."

This document contains forward-looking statements that involve risks and uncertainties. Although we believe that the expectations reflected in such forward-looking statements are reasonable at this time, we can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Actual results could differ materially from those anticipated in these forward-looking statements due to many important factors including: our failure to develop applications for BioSiliconTM due to regulatory, scientific or other issues, our inability to negotiate and consummate the proposed acquisition, our inability to successfully integrate the CDS’s operations and employees; the failure of the CDS’s products to achieve expected revenues and the combined entity’s inability to develop existing or proposed products. Other reasons are contained in cautionary statements in the Registration Statement on Form 20-F filed with the U.S. Securities and Exchange Commission, including, without limitation, under Item 3.D, "Risk Factors" therein. We do not undertake to update any oral or written forward-looking statements that may be made by or on behalf of pSivida.